February 20, 2008

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

Dear Mr. Foti,

In response to your letter of October 27, 2007 please note the following:

Comment #	SEC Query	Lingo Media Response
20-F
1	Item 3.A.2 December 31, 2006 – Page 4 • US GAAP income (loss) amount is not consistent with US GAAP income (loss) amount disclosed in Note 19 to the audited financial statements.	Table #3 is corrected and the document will be re-filed.

2

20-F – Item 5

Operating Results , Page 34

•

Please revise to include a discussion of the results of operations for each year for which the financial statements are required.

•

Financial statements should be revised to include the results of operations for year ended December 31, 2004.

Discussion on the operating results for the year ended December 31, 2006 compared with prior year will be included in the document and re-filed.

December 31, 2004 audited financial are included by reference as they filed with earlier annual reports. This information will be included in the audited financial statements on a going forward basis.

3

Three months ended March 31, 2007

•

Revise your disclosure to include a discussion regarding the nature of the changes in both revenues and cost of sales between the current quarter vs. similar period 2006.

Discussion on the operating results for the quarter ended March 31, 2007 compared with similar period for prior year has been updated and will be re-filed.

4

Liquidity and capital resources,

•

As of December 31, 2006, the Company was in violation of certain covenants relating to the revolving line of credit.  Please revise the liquidity discussion in MD&A to disclose the nature of the restrictive covenants and their violation at the year end and how management plans to regain compliance of these covenants and also adverse consequences if items remain unresolved.

Discussion on the violation of certain covenants relating to the revolving line of credit as at December 31, 2006 has been updated and will be re-filed.

5	Reconciliation of CDN & US GAAP Page 40 • While calculating EPS, amounts presented in the table for calculating numerator and denominator uses income (loss) under CDN GAAP.	Table has been updated and the document will be re-filed.

6	Tabular disclosure of contractual obligations Page 43 • Please include all long-term debt obligations and any other contractual obligations.	Table has been corrected and the document will be re-filed.

7

Item 11 - Qualitative and Quantitative Disclosure about market risk

•

Please revise this section to include the disclosure relating to the foreign currency exchange risks required by Item 11 of 20-F.

The discussion is included in Item 11 and the document will be re-filed.

8

Item 15 – Controls and Procedures

•

Please revise Item 15 to disclose the nature of the internal control weaknesses and revise your conclusion of the effectiveness of disclosure controls as necessary.

The discussion is included and the document will be re-filed.

AUDITED FINANCIAL STATEMENTS

9	General • Please revise audited financial statements audited comparative financial statements that cover the latest three financial years.	December 31, 2004 audited financial are included by reference as they filed with earlier annual reports. This information will be included in the audited financial statements on a going forward basis.

10

Consolidated Statement of Cash Flow – Development Costs

•

Please explain the nature of the amounts included in the development costs for 2006 and 2005 and explain how you accounted for these costs for US GAAP purposes.  Please explain why these costs are not presented as part of the operating activities.

Statement of operations are prepared under Canadian GAAP and a US GAAP reconciliation is provided in note 19. Please note Development costs were expensed as incurred for US GAAP purposes.

11

Consolidated Statement of Cash Flow – Bank Indebtedness assumed on acquisition

•

Please explain why the amount is appropriately presented in accordance with CDN and US GAAP or IAS 7. Please explain where this amount presented on the balance sheet.

The Company acquired A Plus effective October 31, 2006 where as opening balance on the cash flow statements present January 1, 2006 bank balance. This item was included to adjust the opening balance due to acquisition of A Plus

12

Consolidated Statement of Cash Flow – non-cash transactions

•

Explain the nature of non-cash transaction of $30,000, when the services were performed, and how these services were accounted for and how were the shares valued? Explain “fair value” of Shares.

In this case we owed fees to certain vendors who wished to participate in the private placement financing. Instead of obtaining a separate cheque from these vendors we made a book adjustment reducing the A/P and increasing the share capital. Shares were valued based on the private placement pricing.

NOTES TO AUDITED FINANCIAL STATEMENTS

13	Significant accounting policies Revenue Recognition • Explain why the revenue is recognized at the time Finished Products are produced, in accordance with CDN and US GAAP.

Lingo Media’s China Revenue is royalty based which is calculated based o production runs not sales. Therefore, revenue is recognized when finished products are produced as our royalty is due at the time of production not sale .

14	Development Costs • Please explain the nature of any technology and web development costs included in development costs as of December 31, 2006 and 2005 and how were they accounted for under US GAAP.	These costs were expensed as incurred for US GAAP purposes.

15	Note 7 – Acquisition • How the shares that were issued for the acquisition were valued – for both CDN and US GAAP? Please explain how “fair Value” was determined.

Shares were valued based on third party negotiations with the vendors of A Plus using average stock price on Canadian stock exchange (TSX Venture Exchange) for the 90 days before the effective date of acquisition i.e. October 1, 2006 as a reference.

16

Note 7 – Acquisition

•

Please explain how many of the performance milestone shares have been issued to the selling shareholders.  Also disclose the milestones that are required to be achieved and how Lingo Media will account for these shares under both CDN and US GAAP.

Milestone shares are based on Revenue and Net income target for the fiscal years ending December 2007, 2008 and 2009. If these revenue and net income targets are ever achieved the milestones shares issued will be recorded as purchase price adjustment.

17

Note 7 – Acquisition

Goodwill

•

Explain how Lingo Media considered the guidelines of SFAS No. 141 and EITF 02-07 in connection with purchase price allocation of A+.  Why no allocation to other intangibles?

While allocating the purchase price Lingo Media considered other intangible assets such as leases, customer lists and trademarks. We did not have significant information to substantiate an allocation of the purchase price to these assets, hence, it was concluded to allocate any value paid over and above tangible assets to good will.

18	Note 10 – Capital Stock • Please explain nature of the transaction of share issue costs as at December 31, 2005 in the amount of $115,948.	This is a typo-graphical error. The error is corrected and the document will be re-filed.

19

Note 10 – Capital Stock

Stock Options Note

•

Please explain how Lingo Media calculated $187,812 fair value amount reclassified and why reclassifying from contributed surplus to capital stock.

•

Please explain why total options exercised do not agree with Note 10(a).

•

Please explain the nature of transaction where options were exercised in settlement of accounts payable and whether the options were exercised at their stated exercise price or another amount.

The value of the options exercised was calculated based on Black-Scholes model. In certain cases the value of the options issued are higher based on Black-Scholes than the exercise price of the options, in this case the additional value is moved from contributed surplus to share capital at the time of the exercise.

We have reviewed and the number agrees.

We owed fees to certain vendors who wished to exercise their stock options. Instead of obtaining a separate cheque from these vendors we made a book adjustment reducing the A/P and increasing the share capital. Stock options were exercised based on the stated exercise price.

20	Note 16 – Major Customer 20-F - Page 12 • The revenue percentages to a major customer as disclosed on page 12 of 20-F is not consistent with Note 16.	This is a typo graphical error. The error is corrected and the document will be re-filed.

21

Note 18 – Commitments

•

SFAS No. 13 – Accounting policy disclosure should be revised to clarify whether rent expense associated with building and equipment operating leases is recognized on a straight line basis in accordance with paragraph 15 of SFAS No. 13 for US GAAP reconciliation.

Rent is charged on a monthly basis adjusted for operating expenses annually. Rent is expensed as incurred in accordance with SFAS No. 13.

22

Note 19 – US GAAP Reconciliation

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Please prepare a US GAAP statement in changes in stockholders’ equity.  Many other registrants elect to include these US GAAP reconciliation in notes to financial statements.

Noted. We will implement a stockholder’s equity statement in future.

23	• Please include disclosure of basic and diluted EPS calculations in accordance with US GAAP.	We will include this disclosure in the future filings.

24

Note 19 – US GAAP Reconciliation

Development Costs

•

Explain the nature of incremental costs that are capitalized for US GAAP purposes and citing relevant US GAAP accounting literature and why is it appropriate to capitalize these costs.

Based on the XXXXX any development cost incurred on a revenue generating project can be capitalized. These costs are incurred mainly for the development of new products under the revenue generating projects.

25

Note 19 – US GAAP Reconciliation

Options to consultants

•

Explain and disclose in notes to financial statements how the treatment for stock options differs between CDN and US GAAP and explain why there is a difference in stockholders’ equity between US and CDN GAAP.  In addition, please explain how you determined or calculated the amount of the adjustment and please clarify the accounting method used in accounting for stock-based compensation under US GAAP (SFAS No. 123R)

Canadian GAAP adopted the US GAAP treatment of expensing stock based compensation when options are issued on January 1, 2004. Before Jan 1, 2004 these costs were only calculated and expensed for US GAAP purposes. Difference in stock option treatment before Jan 1, 2004 and difference in capitalization of development costs create the difference in stock holder equity under CDN GAAP vs. US GAAP

UNAUDITED INTERIM FINANCIAL STATEMENTS

26	Note 7 - Investment in A+ • Explain the consideration issued for $100,000 invested in A+ and how was it accounted for in the financial statements as at March 31, 2007.

Additional shares from treasury of A+ were issued in consideration of additional capital investment of Lingo Media. Resulting in increase in the investment account on Lingo Media’s balance sheet and share capital on A+’s balance sheet. These two amounts are eliminated for consolidation purposes resulting in no impact on consolidated balance sheet of Lingo Media

27	Please revise the notes to interim financial statements to give effect to above comments on the audited financial statements, where applicable.	No revision required as per above.

Please feel free to contact me at +1 (416) 927 7000 X 25 if you have any questions.

Your truly,

LINGO MEDIA

Khurram Qureshi

Chief Financial Officer